EXHIBIT 99.2
News Release
Communiqué de Pressee

TOTAL
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92 400 Courbevoie France
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total announces development of Downhole Sulphur Removal
technology
Paris, October 28, 2008 - Total announced today its recent success in the development of a downhole regenerable sulphur removal and recovery process called “DSR” (Downhole Sulphur Recovery) with CrystaTech, a clean energy technology development company headquartered in Austin, Texas.
Under a technology development and commercialization agreement between Total and CrystaTech, the companies are working to develop a regenerable process for the continuous removal and recovery of sulphur depositions in sour gas well bores. CrystaTech is modifying its patented CrystaSulf® hydrogen sulphide removal process to develop the new technology for this downhole application. The new DSR technology relies on the use of physical solvents that absorb and carry the sulphur out of the well bore.
Total is fully involved in all aspects of the technology development effort, and has decided to move to the pilot unit demonstration phase of the project.
Total plans to use the regenerable technology for the production of very large sour gas reserves, which provides excellent economic and environmental benefits. Existing technologies require producers to either shut-in gas production while injecting disposable solvents to clear blocked well bores, or inject non-regenerable solvents on a continuous basis or use chemical regeneration processes.
Total Research and Development
Total’s Research and Development constantly seeks to innovate in all processes that are linked to energy. Research is centered around four areas: knowledge of energies to optimize their development, reliability and energy efficiency of operations, product competitiveness and mastering environmental challenges. In 2008 Total will invest one billion dollars in Research and Development, and there are more than 4,000 researchers working in 22 research centres worldwide. Total has also created over 600 partnerships with research organizations, universities and large industrial groups.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com